Exhibit 99.4
FORM OF LETTER TO RECORD HOLDERS OF EQUITY SHARES
AZURE POWER GLOBAL LIMITED
Non-Transferable Subscription Rights to Purchase Equity Shares
Distributed to holders of Equity Shares of Azure Power Global Limited
January 7, 2022
Dear Shareholder:
This notice is being distributed by Azure Power Global Limited, a Mauritius company (the “Company”), to all holders of its equity shares, par value $0.000625 per share (the “Equity Shares”), as of 5:00 pm Eastern Time on January 6, 2022 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to purchase Equity Shares. The Rights are described in the Company’s prospectus supplement, dated December 27, 2021 (together with the accompanying base prospectus, dated December 10, 2021, the “Prospectus”).
In the Rights Offering, the Company is offering up to an aggregate of 15,828,917 Equity Shares pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m. Eastern Time on January 24, 2022 (the “Expiration Date”), unless extended by the Company.
As described in the accompanying Prospectus, each Record Holder will receive one Right for every Equity Share owned of record as of 5:00 p.m. Eastern Time on the Record Date.
Each Right will allow the holder thereof to subscribe for 0.3275 Equity Shares (the “Basic Subscription Right”) at the subscription price of $15.79 per whole Equity Share (the “Subscription Price”). Fractional rights will not be issued. Fractional rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers 15,828,917 Equity Shares in the Rights Offering. As an example, if you owned 1,000 Equity Shares as of the Record Date, you would receive 1,000 Rights pursuant to your Basic Subscription Right, and you would have the right to purchase 327 Equity Shares in the Rights Offering pursuant to your Basic Subscription Right. See “The Rights Offering — Basic Subscription Rights” in the Prospectus.
The Rights are evidenced by a subscription rights certificate (a “Subscription Rights Certificate”) registered in your name. The Rights are non-transferable. You may not sell, transfer or assign your subscription rights to anyone else. The subscription rights will not be listed on the NYSE or any other stock exchange or market. As a result, if you do not exercise your subscription rights during the course of the subscription period before the Expiration Date, your rights will expire without value.
Any excess payments received by the subscription agent will be returned, without interest or deduction, promptly following the expiration of the rights offering. The Rights are evidenced by a non-transferable subscription rights certificate (a “Subscription Rights Certificate”) registered in your name or the name of your nominee. Each beneficial owner of Equity Shares registered is entitled to one Right for every Equity Share owned by such beneficial owner as of the Record Date.
In respect of overseas Rights holders, you will be expected to make the representation that you have complied with the restrictions set forth in the section entitled “Overseas Shareholders” in the Prospectus.
Enclosed are copies of the following documents:
(1)
Prospectus;

(2)
Subscription Rights Certificate;

(3)
Instructions as to Use of the Azure Power Global Limited Subscription Rights Certificates;

(4)
Notice of Guaranteed Delivery;

(5)
Form of Beneficial Holder Election Form; and

(6)
Form of Nominee Holder Certification.

Your prompt action is requested. To exercise Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each Equity Share subscribed for, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m. Eastern Time on the Expiration Date. All payments of the Subscription Price must be made in United States dollars for the full number of Equity Shares for which you are subscribing by personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as subscription agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise the Rights held in your name on behalf of yourself or other beneficial owners. A Rights holder cannot revoke the exercise of his or her Rights. Rights not exercised prior to the Expiration Date will expire without value.
Additional copies of the enclosed materials may be obtained from the information agent, Georgeson LLC. The information agent’s telephone number is 888-607-9107 (U.S.) or + 1 781-575-2137 (for international calls).
Very truly yours,
Azure Power Global Limited